Exhibit 4

SECOND AMENDMENT
TO
CONVERTIBLE UNITS AGREEMENT

        THIS AGREEMENT, dated as of October 31, 2002, is made by and between Vornado Realty Trust, a Maryland real estate investment trust, with its principal offices at 888 Seventh Avenue, New York, New York 10019 (the “Company”) and Michael D. Fascitelli (the “Executive”).

        WHEREAS, Executive and the Company have entered into a Convertible Units Agreement, dated as of December 2, 1996 (the “Convertible Units Agreement”), pursuant to which the terms of the 459,770 units (the “Units”) representing an equal number of common shares of beneficial interest of the Company, par value $.04 per share (“Common Stock”), granted to Executive were set forth; and

        WHEREAS, the Executive and the Company have amended the Convertible Units Agreement, in the First Amendment thereof, pursuant to an Agreement dated as of June 7, 2001; and

        WHEREAS, the Company and Executive desire to amend the Convertible Units Agreement with respect to (i) the form of payment of the Units; (ii) the limitations on payment in shares of Common Stock under the Company’s Amended and Restated Declaration of Trust (the “Declaration”); and (iii) certain representations of the Company relating to the Declaration.

        NOW, THEREFORE, the Company and Executive agree as follows:

                    1.      Effective as of December 14, 2001, Section 6(d) of the Convertible Units Agreement is amended in its entirety to read as follows:

“(d) The payment with respect to the Units, as adjusted hereunder, shall be made solely in shares of Common Stock; provided, that in the absence of shareholder approval the Company shall not deliver to Executive under this Agreement newly-issued shares of Common Stock in violation of any listing requirement of the New York Stock Exchange (the “NYSE”) and provided further that this shall not reduce the obligation of the Company to pay Executive the amounts set forth in this Agreement. In determining the number of actual shares to be delivered to Executive to satisfy the Company’s payment obligation under this Section 6, the amount of such aggregate payment shall be divided by the fair market value of one share of Common Stock on the date of actual delivery of the shares, and not the Payment Date. Shares of Common Stock to be delivered shall be deposited in an account designated by Executive and maintained at a brokerage house selected by Executive. The shares of Common Stock shall be duly authorized, fully paid and non-assessable shares, listed with the NYSE and registered on the Company Registration Statement. Notwithstanding anything herein to the contrary, the Company shall not pay all or any part of the value of the Units to Executive in the form of shares of Common Stock to the extent that to do so would, or would be reasonably likely to, result in any of such Common Stock issued to Executive being void under the Amended and Restated Declaration of Trust of the Company (the “Declaration”) or classified as or exchanged for Excess Stock (as such term is defined in the Declaration). To the extent that the operation of this Section 6(d) precludes Executive from receiving payment of all or a part of the Units in Common Stock, the Company shall instead pay Executive the fair market value of each share of Common Stock represented by any such Units in cash by same day wire transfer to an account designated by Executive. Payment by the Company with respect to the Units shall be made not later than seven (7) business days following the applicable Payment Date.”

                    2.      Effective as of March 8, 2002, Section 7 of the Convertible Units Agreement is amended by amending the last sentence thereof to read as follows:

“If (i) Executive does not Beneficially Own (as such term is defined in the Declaration), after December 2, 1996 come to Beneficially Own, Constructively Own (as such term is defined in the Declaration), or after December 2, 1996 come to Constructively Own Common Equity Stock (as such term is defined in the Declaration) of the Company other than Common Stock received by Executive pursuant to this Agreement, Common Stock or share options to purchase Common Stock transferred or granted to Executive by the Company as compensation, as well as Common Stock owned by Executive with respect to which Executive has provided prior written notice to the Company, and (ii) Executive complies with the requirements for Existing Constructive Holder status set forth in the Declaration at all times, if any, that Executive Constructively Owns in excess of 9.9 percent of the Company’s outstanding Common Equity Stock, the Company represents and warrants that no shares of Common Stock issued or to be issued under this Agreement shall be voided under the Declaration or classified as or exchanged for Excess Stock and that Executive shall have shareholder rights at all times in respect of such Common Stock to the fullest extent provided for in the Declaration, the Amended and Restated By-Laws of the Company and Maryland law.”

                    3.      Except as set forth above, all other terms and provisions of the Convertible Units Agreement, as in effect immediately prior to the date hereof, remain unchanged and applicable to the Company and Executive.

                    4.      This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

VORNADO REALTY TRUST
By:	/s/ Steven Roth

	Name: Title:	Steven Roth Chairman of the Board and Chief Executive Officer

/s/ Michael D. Fascitelli

Michael D. Fascitelli